UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 11,500,000 Callable Step-Up Fixed Rate Notes due January 23, 2027

Filed pursuant to Rule 3 of Regulation BW

Dated: January 19, 2012

The following information regarding the U.S. Dollar 11,500,000 Callable Step-Up Fixed Rate Notes due January 23, 2027 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated October 4, 2011) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a) U.S. Dollar 11,500,000 Callable Step-Up Fixed Rate Notes due January 23, 2027.

(b) The interest rate per U.S. Dollar 1,000 (“the Specified Denomination”) shall be determined as follows:

For the period from and including the Issue Date to but excluding January 23, 2017

2.25 per cent. per annum

For the period from and including January 23, 2017 to but excluding January 23, 2022

3.00 per cent. per annum

For the period from and including January 23, 2022 to but excluding January 23, 2025

4.00 per cent. per annum

For the period from and including January 23, 2025 to but excluding the Maturity Date

5.00 per cent. per annum

payable semi-annually in arrear, on each January 23 and July 23, commencing July 23, 2012 and ending on the Maturity Date.

(c) Maturing January 23, 2027. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Notes are callable by the Bank at par on each January 23 and July 23, commencing January 23, 2013 and ending on July 23, 2026, with 5 London and New York Business Days notice.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f) Not applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 8-13.

(i) Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

As of January 13, 2012, the Bank entered into a Terms Agreement with Wells Fargo Securities, LLC (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 11,500,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about January 23, 2012.

The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 100.00%	1.60%	98.40%
Total: USD 11,355,000	181,680	USD 11,173,320
Per Unit: 100.00%	1.50%	98.50%
Total: USD 145,000	2,175	USD 142,825

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

A.	Final Terms dated January 13, 2012.

B.	Terms Agreement dated January 13, 2012.

FINAL TERMS dated January 13. 2012

INTERNATIONAL BANK FOR

RECONSTRUCTION AND DEVELOPMENT

$11,500,000

Callable Step-Up Fixed Rate Notes due January 23, 2027

This Final Terms (this “Final Terms”) is issued to provide information with respect to the proposed issuance of the World Bank’s Callable Step-Up Fixed Rate Notes due January 23, 2027, referred to collectively as the “Notes.” Prospective investors should read this Final Terms together with the World Bank’s Prospectus dated May 28, 2008, attached hereto, for a description of the specific terms and conditions of the Notes.

Issuer:	International Bank for Reconstruction and Development, also referred to as the “World Bank” or “IBRD.”

Dealer:	Wells Fargo Securities, LLC. The dealer may make sales through its affiliates or selling agents.

Aggregate Nominal Amount:	$11,500,000.

Issue Price:	Each Note will have an issue price and an initial offering price of $1,000.00.

Maturity Date:	January 23, 2027.

Interest:	The Notes will bear interest at the rate of 2.25% per annum for the period from and including January 23, 2012 to but excluding January 23, 2017, 3.00% per annum for the period from and including January 23, 2017 to but excluding January 23, 2022, 4.00% per annum for the period from and including January 23, 2022 to but excluding January 23, 2025 and 5.00% per annum for the period from and including January 23, 2025 to but excluding January 23, 2027. Interest on the Notes will accrue on the basis of a 360-day year of twelve 30-day months. This increase in the interest rate throughout the life of the Notes is the “step-up” feature of the Notes.

Interest Payment Dates:	January 23 and July 23 of each year, from and including July 23, 2012, to and including the Maturity Date (or Optional Redemption Date, if applicable).

Payment at Maturity:	On the Maturity Date you will receive the nominal amount of your Notes plus any accrued and unpaid interest.

Call Option:	The Notes will be redeemable at the option of the Issuer, in whole only, on any Interest Payment Date commencing on and including the Interest Payment Date on January 23, 2013, upon written notice of a minimum of five Business Days, at 100% of the nominal amount plus any accrued and unpaid interest (such date, the “Optional Redemption Date”).

Listing:	The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a liquid trading market will develop for the notes.

Trade date:	January 13, 2012.

Original Issue Date:	January 23, 2012 (five Business Days after the trade date).

CUSIP Number:	45905UKE3.

Other Provisions:	“Business Day” means any Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation or executive order to close.

For a detailed description of the terms of the Notes, see Annex A to this Final Terms. Defined terms used in this cover page are defined in this Final Terms or in the accompanying Prospectus.

Investing in the Notes involves risks. See “Risk Factors” beginning on page PT-2 of this Final Terms and “Risk Factors” beginning on page 14 of the accompanying Prospectus.

	Per Note		Total
Public Offering Price	$1,000.00		$11,500,000.00
Underwriting Discount and Commission	$15.99	*	$183,855.00	*
Proceeds to the World Bank	$984.01		$11,316,145.00

*The underwriting discount and commission is $16.00 per Note with respect to $11,355,000 aggregate nominal amount of the Notes and $15.00 per Note with respect to $145,000 aggregate nominal amount of the Notes. The per note amount in the table above represents a blended underwriting discount and commission. In addition to the underwriting discount and commission, the price to the public specified above includes structuring and development costs received by Wells Fargo Securities, LLC. The underwriting discount and commission and structuring and development costs total $21.46 per each $1,000 nominal amount of the Notes. See “Plan of Distribution” on page PT-5 in this Final Terms for further information, including information regarding the World Bank’s hedging of the obligations that arise under the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this Final Terms or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

Wells Fargo Securities

The date of this Final Terms is January 13, 2012

ABOUT THIS FINAL TERMS

This Final Terms provides details of the issuance of the Callable Step-Up Fixed Rate Notes due January 23, 2027 (hereafter referred to as the “Notes”) by the World Bank under its Global Debt Issuance Facility.

This Final Terms supplements the terms and conditions in, and incorporates by reference, the attached Prospectus dated May 28, 2008 and all documents incorporated by reference therein (the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Final Terms, terms used herein have the same meaning as in the Prospectus.

The World Bank, having made all reasonable inquiries, confirms that all information in the Prospectus (as defined under “Availability of Information and Incorporation by Reference” on page 4 of the Prospectus) and this Final Terms is true and accurate in all material respects and is not misleading, and that there are no other facts the omission of which, in the context of the issue of Notes, makes the Prospectus or any information in it misleading in any material respect. In addition, the World Bank confirms that this Final Terms, when read together with this Prospectus, will at the date thereof be true and accurate in all material respects and not misleading, and that there will be no other facts the omission of which would, in the context of the issue and offering of the Notes described herein, make the Final Terms, when read together with the Prospectus, or any information therein misleading in any material respect. For further information and to find out how you can obtain copies of the documents constituting the Prospectus, please read the section entitled “Availability of Information and Incorporation by Reference” on page 4 of the Prospectus.

This Final Terms does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Final Terms in any jurisdiction where such action is required.

THE NOTES ARE NOT REQUIRED TO BE AND HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. THE DISTRIBUTION OF THIS FINAL TERMS AND THE PROSPECTUS AND THE OFFERING OR SALE OF THE NOTES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS FINAL TERMS AND THE PROSPECTUS COMES ARE REQUIRED BY THE WORLD BANK AND THE DEALER NAMED HEREIN TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS. FOR A DESCRIPTION OF CERTAIN RESTRICTIONS ON OFFERS AND SALES OF NOTES AND ON DISTRIBUTION OF THIS FINAL TERMS AND THE PROSPECTUS, SEE “PLAN OF DISTRIBUTION” IN THE PROSPECTUS.

THE NOTES ARE NOT OBLIGATIONS OF ANY GOVERNMENT.

AN INVESTMENT IN THE NOTES ENTAILS CERTAIN RISKS. INVESTORS SHOULD HAVE SUFFICIENT KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS TO EVALUATE THE MERITS AND RISKS OF INVESTING IN THIS ISSUE OF NOTES, AS WELL AS ACCESS TO, AND KNOWLEDGE OF, APPROPRIATE ANALYTICAL TOOLS TO EVALUATE SUCH MERITS AND RISKS IN THE CONTEXT OF THEIR FINANCIAL SITUATION. PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW THE INFORMATION SET FORTH HEREIN, INCLUDING WITHOUT LIMITATION, THE INFORMATION SET FORTH UNDER THE CAPTIONS “RISK FACTORS” BEGINNING ON PAGE PT-2 OF THIS FINAL TERMS AND PAGE 14 OF THE ACCOMPANYING PROSPECTUS.

RISK FACTORS

An investment in the Notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying Prospectus. Your Notes are a riskier investment than ordinary fixed rate notes or floating rate notes. You should carefully consider whether the Notes are suited to your particular circumstances. Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

Because the Notes are redeemable by the Issuer, your Notes may be redeemed when only lower yielding investments are available

IBRD has the option to redeem the Notes on any semi-annual Interest Payment Date, beginning on January 23, 2013 upon written notice of not less than five Business Days. It is likely that IBRD will redeem the Notes prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments of IBRD of a comparable maturity, terms and credit rating trading in the market. If IBRD redeems the Notes prior to their stated maturity date, you may have to reinvest the proceeds in a lower rate environment.

Many factors affect the market value of the Notes

The market value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the market value of the Notes caused by another factor and that the effect of one factor may compound the decrease in the market value of the Notes caused by another factor. For example, a change that adversely affects global securities markets may offset some or all of any increase in the market value of the Notes attributable to another factor, such as a drop in interest rates. IBRD expects that the market value of the Notes will depend substantially on interest rates, time remaining to maturity and IBRD’s creditworthiness (as represented by IBRD’s credit ratings or as otherwise perceived in the market). If you choose to sell your Notes at a time when one or more of these factors are adversely affecting the market value of your Notes, you may receive less for your Notes than the issue price or than you would have received if you held your notes until maturity or until IBRD optionally redeemed them, as the case may be.

You may incur a loss if you sell your Notes prior to maturity or redemption

You will receive a payment equal to the nominal amount of your Notes plus any accrued and unpaid interest only at the maturity of the Notes or on the Optional Redemption Date, should IBRD exercise its option to redeem your Notes. If you sell your Notes in the secondary market before maturity or before IBRD exercises its option to redeem your Notes, however, you will receive only the then-current market value of the Notes for the portion of your Notes sold, and if the market value of your Notes is less than the nominal amount of your Notes, you may incur a loss.

The inclusion of the underwriting discount and commission and structuring and development costs, if any, in the original public offering price of the Notes and certain hedging costs are likely to adversely affect the price at which you can sell your Notes

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Wells Fargo Securities, LLC, as dealer, is willing to purchase the Notes in secondary market transactions will likely be lower than the initial public offering price. The initial public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount and commission paid in connection with the initial distribution. The initial public offering price may also include, and any price quoted to you would be likely to exclude, structuring and development costs associated with the Notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction such as dealer discounts, mark-ups and other transaction costs. IBRD expects such costs will include the projected profit that its hedge counterparty expects to realize in consideration for assuming the risks inherent in hedging its obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by the dealer as a result of dealer discounts, mark-ups or other transactions.

There may not be an active trading market for the Notes

The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a liquid trading market will develop for the Notes. The development of a trading market for the Notes will depend on IBRD’s financial performance and other factors such as interest rates. Even if a secondary market for the Notes develops, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices for the Notes in any secondary market could be substantial. If you sell your Notes before maturity, you may have to do so at a discount from the initial public offering price, and, as a result, you may suffer substantial losses.

Wells Fargo Securities, LLC and its broker-dealer affiliates currently intend to make a market for the Notes, although they are not required to do so and may stop any such market-making activities at any time. As market makers, trading of the Notes may cause Wells Fargo Securities, LLC or its broker-dealer affiliates to have long or short positions in the Notes. The supply and demand for the Notes, including inventory positions of market makers, may affect the secondary market for the Notes.

Changes in creditworthiness of IBRD’s borrowers may affect IBRD’s financial condition

IBRD makes loans directly to, or guaranteed by, IBRD’s member countries. Changes in the macroeconomic environment and financial markets in these member countries may affect those countries’ creditworthiness and repayments made to IBRD. If these loans are not repaid for any reason, IBRD’s ability to repay the Notes may be adversely affected.

ABOUT THE NOTES

IBRD is issuing Callable Step-Up Fixed Rate Notes that mature on January 23, 2027. Under the terms of the Notes and subject to IBRD’s right to optionally redeem them, on each semi-annual Interest Payment Date you will receive interest at a rate of 2.25% per annum for the first five years, interest at a rate of 3.00% per annum for years six, seven, eight, nine and ten, interest at a rate of 4.00% per annum for years eleven, twelve and thirteen and interest at a rate of 5.00% per annum for years fourteen and fifteen. This increase in the interest rate throughout the life of the Notes is the “step-up” feature of the Notes. IBRD has the right to redeem your Notes in whole on any semi-annual Interest Payment Date commencing with the semi-annual Interest Payment Date on January 23, 2013 upon written notice of not less than five Business Days. If IBRD redeems your Notes, you will receive the nominal amount plus any accrued and unpaid interest on the Optional Redemption Date for your Notes. Please read Annex A hereto for a description of the specific terms of the Notes. IBRD is likely to redeem your Notes if the interest payable on them exceeds the interest rate at which IBRD could issue debt securities with a similar term at that time. See “Risk Factors.”

UNITED STATES FEDERAL INCOME TAX TREATMENT

United States Internal Revenue Service Circular 230 Disclosure: To ensure compliance with requirements imposed by the Internal Revenue Service (“IRS”), IBRD informs you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

The following section applies to you only if you are a U.S. Holder (as defined in the accompanying Prospectus), you acquire your Notes on the issue date and you hold your Notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a bank, a life insurance company, a tax-exempt organization, a person that owns Notes that are a hedge or that are hedged against interest rate risks, a person that purchases or sells Notes as part of a wash sale for tax purposes, a person that owns Notes as part of a straddle or conversion transaction for tax purposes, or a U.S. Holder whose functional currency for tax purposes is not the U.S. dollar.

You should consult with your own tax advisor concerning the consequences of investing in and holding the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

The Notes should not be treated as issued with original issue discount (“OID”) despite the fact that the interest rate on the Notes is scheduled to step-up over the term of the Notes because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the Notes would be minimized if IBRD calls the Notes immediately before the increase in the interest rate on January 23, 2017, and therefore the Notes should be treated for OID purposes as fixed-rate notes that will mature prior to the step-up in interest rate for the Notes. This assumption is made solely for U.S. federal income tax purposes of determining whether the Notes are issued with OID and is not an indication of IBRD’s intention to call or not to call the Notes at any time. If IBRD does not call the Notes prior to the first increase in the interest rate then, solely for OID purposes, the Notes will be deemed to be reissued at their adjusted issue price on January 23, 2017. This deemed issuance should not give rise to taxable gain or loss to holders. The same analysis would apply to each subsequent increase in the interest rate and therefore the Notes should never be treated as issued with OID for U.S. federal income tax purposes.

Under this approach, except to the extent that the rules governing short-term debt instruments apply as described below, the coupon on a Note will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes (regardless of whether IBRD calls the Notes).

Upon the disposition of a Note by sale, exchange or redemption (e.g., if IBRD exercises its right to call the Notes) or other disposition, a U.S. holder will generally recognize taxable gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder’s adjusted tax basis in the Note. A U.S. holder’s adjusted tax basis in a Note generally will equal the cost of the Note (net of accrued interest) to the U.S. holder. Capital gain of individual taxpayers from the sale, exchange, redemption, retirement or other disposition of a Note held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss realized on the sale, exchange, redemption or other disposition of a Note is subject to significant limitations.

Information with Respect to Foreign Financial Assets. Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions (which would include debt of a foreign financial institution that is not regularly traded on an established securities market, such as the Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its gross interest income and its net gains from the disposition of Notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the Prospectus and to hedge market risks of the World Bank associated with its obligation to make interest payments on the Notes. To hedge such market risks, IBRD may enter into hedging transactions with respect to its obligations under the Notes. One or more of IBRD’s hedging counterparties, including an affiliate of Wells Fargo Securities, LLC, may hedge their exposure to IBRD under its hedging transactions by entering into long-term or short-term interest rate swaps, future or option transactions, and may adjust these hedges from time to time.

The original issue price of the Notes includes the underwriting discount and commission and may include structuring and development costs, each as indicated on the cover page of this Final Terms. The original issue price of the Notes also includes the estimated cost of hedging IBRD’s obligations under the Notes. IBRD’s cost of hedging will include the projected profit that IBRD’s hedging counterparty expects to realize in consideration for assuming the risks inherent in hedging IBRD’s obligations under the Notes. Because hedging its obligations entails risk and may be influenced by market forces beyond IBRD’s or its counterparty’s control, such hedging may result in a profit that is more or less than expected, or could result in a loss.

IBRD has no obligations to engage in any manner of hedging activity and will do so solely at IBRD’s discretion and for its own account. No Note holder will have any rights or interest in IBRD’s hedging activity or any positions IBRD or any unaffiliated counterparty may take in connection with its hedging activity.

The hedging activity discussed above and the underwriting discount and commission and structuring and development costs may adversely affect the market value of the Notes from time to time. See “Risk Factors —The inclusion of the underwriting discount and commission and structuring and development costs, if any, in the original public offering price of the Notes and certain hedging costs are likely to adversely affect the price at which you can sell your Notes” beginning on page PT-2 for a discussion of these adverse effects.

PLAN OF DISTRIBUTION

The Notes are being purchased by Wells Fargo Securities, LLC (the “dealer”) as principal, pursuant to a terms agreement dated as of January 13, 2012 between the dealer and us. The dealer has agreed to pay IBRD’s out-of-pocket expenses of the issue of the Notes.

In the future, the dealer and its affiliates may repurchase and resell the offered Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.

The dealer named below has committed to purchase all of those Notes if any are purchased.

Dealer	Aggregate nominal amount
Wells Fargo Securities, LLC	$11,500,000

Total	$11,500,000

The dealer named above may offer any portion of the Notes directly to the public at the maximum public offering price set forth on the cover page of this Final Terms or to certain securities dealers, which may include affiliates of the dealer, at such price less a selling concession of up to $16.00 per Note.

Proceeds to be received by the World Bank in this offering will be net of the underwriting discount, commission and expenses payable by the World Bank.

After the Notes are released for sale in the public, the offering prices and other selling terms may from time to time be varied by the dealer.

The underwriting discount and commission total (i) $16.00 per Note with respect to $11,355,000 aggregate nominal amount of the Notes, and (ii) $15.00 per Note with respect to $145,000 aggregate nominal amount of the Notes. The underwriting discount and commission and structuring and developing costs total $21.46 per $1,000 nominal amount of the Notes.

The original offering price of the Notes includes the underwriting discount and commission and any structuring and development costs. The original issue price of the Notes also includes the estimated costs of hedging IBRD’s obligations under the Notes. IBRD expects to hedge its obligations under the Notes through counterparties that are not affiliated with IBRD. IBRD’s cost of hedging will include the projected profit that such counterparty expects to realize in consideration for assuming the risks inherent in hedging IBRD’s obligations under the Notes. Because hedging IBRD’s obligations entails risk and may be influenced by market forces beyond IBRD’s or its counterparty’s control, such hedging may result in a profit that is more or less than expected, or could result in a loss. If such counterparty is an affiliate of Wells Fargo Securities, LLC, Wells Fargo Securities, LLC has represented to IBRD that the hedge transaction has been priced in good faith, on an arm’s length, commercially reasonable basis, and in accordance with pricing methods, models and procedures used in the ordinary course of the counterparty’s business for pricing similar transactions.

IBRD expects that delivery of the Notes will be made against payment therefore on or about January 23, 2012, which will be on or about the fifth Business Day following the trade date (this settlement cycle being referred to as “T+5”). Trades in the secondary market generally settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the trade date or the next succeeding Business Day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the trade date or the succeeding Business Day should consult their own advisor.

The Notes are new issues of securities with no established trading markets. IBRD has been advised by the dealer that the dealer intends to make a market in the Notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

Settlement for the Notes will be made in immediately available funds. The Notes will be in the Same Day Funds Settlement System at DTC and, to the extent the secondary market trading in the Notes is effected through the facilities of such depositary, such trades will be settled in immediately available funds.

The World Bank has agreed to indemnify the dealer against certain liabilities, including liabilities under the U.S. securities laws.

From time to time the dealer and its affiliates engage in transactions with the World Bank in the ordinary course of business. The dealer and its affiliates have performed investment banking and banking services for the World Bank in the last two years and have received fees for these services.

Wells Fargo Securities, LLC, as dealer, may engage in stabilizing transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Such stabilizing transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions.

No action has been or will be taken by the World Bank, the dealer or any broker-dealer affiliates of the dealer that would permit a public offering of the Notes or possession or distribution of this Final Terms or the accompanying Prospectus in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the Notes, or distribution of this Final Terms or the accompanying Prospectus, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on the World Bank, the dealers or any broker-dealer affiliates of either the World Bank or the dealer.

Argentina

The offering and sale of Notes pursuant to this Final Terms does not constitute a public offering in Argentina. Consequently, no public offering approval has been requested or granted by the Comisión Nacional de Valores, nor has any listing authorization of the Notes been requested on any stock market in Argentina.

Brazil

The Notes may not be offered or sold to the public in Brazil. Accordingly, this Final Terms and the Prospectus have not been submitted to the Comissão de Valores Mobiliáros for approval. Documents relating to this offering may not be supplied to the public as a public offering in Brazil or be used in connection with any offer for subscription or sale to the public in Brazil.

Chile

The Notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the Notes, or distribution of this Final Terms or the accompanying Prospectus, may be made in or from Chile except in circumstances that will result in compliance with any applicable Chilean laws and regulations.

Mexico

The Notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico. This Final Terms and the accompanying Prospectus may not be publicly distributed in Mexico.

Paraguay

This is a private and personal offering. The securities offered have not been approved by or registered with the National Securities Commission (Comisión Nacional de Valores) and are not part of a public offering as defined by the Paraguayan Securities Law. The information contained herein is for informational and marketing purposes only and should not be taken as investment advice.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither IBRD, Wells Fargo Securities, LLC nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Annex A to the Final Terms dated January 13, 2012

International Bank for Reconstruction and Development

Issue of

$11,500,000 Callable Step-Up Fixed Rate Notes due January 23, 2027

under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008. This document forms an integral part of the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

SUMMARY OF THE NOTES

1.	Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2.	(i) Series Number:	4048

	(ii) Tranche Number:	1

3.	Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“$”)

4.	Aggregate Nominal Amount:

	(i) Series:	$11,500,000

	(ii) Tranche:	$11,500,000

5.	Issue Price:	100 per cent. of the Aggregate Nominal Amount

6.	Specified Denominations (Condition 1(b)):	$1,000

7.	Issue Date:	January 23, 2012

8.	Maturity Date (Condition 6(a)):	January 23, 2027

9.	Interest Basis (Condition 5):	Step-Up Fixed Rate (further particulars specified below)

10.	Redemption/Payment Basis (Condition 6):	Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable

12.	Call/Put Options (Condition 6):	Call Option (further particulars specified below)

13.	Status of the Notes (Condition 3):	Unsecured and unsubordinated

14.	Listing:	None

15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions (Condition 5(a)):	Applicable

	(i) Rate of Interest:	From and including the Issue Date, to but excluding January 23, 2017: 2.25 per cent. per annum

From and including January 23, 2017, to but excluding January 23, 2022: 3.00 per cent. per annum

From and including January 23, 2022 to but excluding January 23, 2025: 4.00 per cent. per annum

From and including January 23, 2025, to but excluding January 23, 2027: 5.00 per cent. per annum

	(ii) Interest Payment Date(s):	January 23 and July 23 in each year, commencing July 23, 2012 to and including the Maturity Date

	(iii) Fixed Coupon Amount:	$11.25 per Specified Denomination payable on July 23, 2012, January 23, 2013, July 23, 2013, January 23, 2014, July 23, 2014, January 23, 2015, July 23, 2015, January 23, 2016, July 23, 2016 and January 23, 2017

$15.00 per Specified Denomination payable on July 23, 2017 January 23, 2018, July 23, 2018, January 23, 2019, July 23, 2019, January 23, 2020, July 23, 2020, January 23, 2021, July 23, 2021 and January 23, 2022

$20.00 per Specified Denomination payable on July 23, 2022, January 23, 2023, July 23, 2023, January 23, 2024, July 23, 2024 and January 23, 2025

$25.00 per Specified Denomination payable on July 23, 2025, January 23, 2026, July 23, 2026 and January 23, 2027

	(iv) Broken Amount:	Not Applicable

	(v) Day Count Fraction (Condition 5(l)):	30/360

	(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	Call Option (Condition 6(d)):	Applicable

	(i) Optional Redemption Date(s):	January 23 and July 23 in each year, commencing January 23, 2013 to and including the Maturity Date

	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amounts:	$1,000 per Specified Denomination

	(iii) Notice Period:	Not less than five London and New York Business Days prior to the relevant Optional Redemption Date

18.	Final Redemption Amount of each Note (Condition 6):	$1,000 per Specified Denomination

19.	Early Redemption Amount (Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

20.	Form of Notes (Condition 1(a)):	Registered Notes:

Global Registered Certificate available on Issue Date

21.	New Global Note:	No

22.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	London and New York

23.	Governing law (Condition 14):	New York

24.	Other final terms:	Not Applicable

DISTRIBUTION

25.	(i) If syndicated, names of Managers and underwriting commitments:	Not Applicable

	(ii) Stabilizing Manager(s) (if any):	Not Applicable

26.	If non-syndicated, name of Dealer:	Wells Fargo Securities, LLC

27.	Total commission and concession:	1.60 per cent on $11,355,000 of the Aggregate Nominal Amount of the Notes, and 1.50 per cent on $145,000 of the Aggregate Nominal Amount of the Notes

28.	Additional selling restrictions:

Argentina

The offering and sale of Notes pursuant to this Final Terms does not constitute a public offering in Argentina. Consequently, no public offering approval has been requested or granted by the Comisión Nacional de Valores, nor has any listing authorization of the Notes been requested on any stock market in Argentina.

Brazil

The Notes may not be offered or sold to the public in Brazil. Accordingly, this Final Terms and the Prospectus have not been submitted to the Comissão de Valores Mobiliáros for approval. Documents relating to this offering may not be supplied to the public as a public offering in Brazil or be used in connection with any offer for subscription or sale to the public in Brazil.

Chile

The Notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the Notes, or distribution of this Final Terms or the accompanying Prospectus, may be made in or from Chile except in circumstances that will result in compliance with any applicable Chilean laws and regulations.

Mexico

The Notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico. This Final Terms and the accompanying Prospectus may not be publicly distributed in Mexico.

Paraguay

This is a private and personal offering. The securities offered have not been approved by or registered with the National Securities Commission (Comisión Nacional de Valores) and are not part of a public offering as defined by the Paraguayan Securities Law. The information contained herein is for informational and marketing purposes only and should not be taken as investment advice.

OPERATIONAL INFORMATION

29.	ISIN Code:	US45905UKE37

30.	CUSIP:	45905UKE3

31.	Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Not Applicable

32.	Delivery:	Delivery against payment

33.	Registrar and Transfer Agent (if any):	Citibank N.A., London Branch

34.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

GENERAL INFORMATION

IBRD’s most recently published Information Statement was issued on October 4, 2011.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Carlo Segni
Name: Carlo Segni Title: Authorized Duly authorized

INTERNATIONAL BANK FOR

RECONSTRUCTION AND DEVELOPMENT

$11,500,000

Callable Step-Up Fixed Rate Notes due January 23, 2027

Wells Fargo Securities

TERMS AGREEMENT NO. 4048 UNDER THE FACILITY

January 13, 2012

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned agrees to purchase from you (the “Bank”) the Bank’s US$11,500,000 Callable Step-Up Fixed Rate Notes due January 23, 2027 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on January 23, 2012 (the “Settlement Date”) at an aggregate purchase price of US$11,316,145 (which is 100.00 per cent of the aggregate nominal amount of the Notes less the underwriting discount and commission of (i) 1.60 per cent on $11,355,000 of the Aggregate Nominal Amount of the Notes, and (ii) 1.50 per cent on $145,000 of the Aggregate Nominal Amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to January 13, 2012, 4:00 p.m. EDT. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from Sullivan & Cromwell LLP addressed to the Dealer and giving the Dealer full benefit of the existing validity opinion of such firm as of the date of such existing validity opinion.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1	The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent of the aggregate nominal amount less the underwriting discount and commission of (i) 1.60 per cent on $11,355,000 of the Aggregate Nominal Amount of the Notes, and (ii) 1.50 per cent on $145,000 of the Aggregate Nominal Amount of the Notes).

2	The purchase price specified above will be paid on the Settlement Date by the undersigned to Citibank, N.A., London Branch, as custodian for Cede & Co. as nominee for the Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3	The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4	In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The undersigned hereby agrees to pay the following expenses, if applicable:

(a)	all initial costs and expenses incurred in connection with the preparation, production and printing of all documents connected with the issue;

(b)	all out-of-pocket expenses of the Dealer incurred in connection with the preparation and management of the issue; and

(c)	the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Dealer.

6	The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

Wells Fargo Securities, LLC

375 Park Avenue

New York, NY 10152

Attn: Legal

7	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

WELLS FARGO SECURITIES, LLC

By:	Donald Brudie
Name: Donald Brudie
Title:

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	Carlo Segni
Name: Carlo Segni
Authorized Officer